     Exhibit 99.6
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Acquires Marketing Assets in the Caribbean
Paris, March 11, 2008 - Total today announces the signature of an agreement to acquire ExxonMobil’s marketing assets in Puerto Rico, Jamaica and the U.S. Virgin Islands. The acquisition represents a marketing capacity of around 1 million tons per year through a network of approximately 200 service stations, a number of petroleum product depots and an aviation fuel retailing business.
The transaction, which is subject to approval by the relevant authorities, is in line with Total’s development strategy and strengthens its position in the Caribbean. Total has been active across the Refining & Marketing chain in the region for the last 40 years.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com